FARMER BROS. CO.
INCENTIVE COMPENSATION PLAN


1.	Purpose.
The purpose of this Plan is to further the Company's profitability by providing an incentive and reward to key management employees of the Company who through industry, ability and exceptional service contribute materially to the success of the Company and by enhancing the Company's ability to attract and retain in its employ key personnel upon whose efforts the success of the Company is dependent.

2.	Definitions.
As used in this Plan, the following terms shall have the
following meanings:
(a)	"Plan" means this Farmer Bros. Co. Incentive Compensation
Plan, as it may be amended from time to time.
(b) "Company means Farmer Bros. Co., a California corporation, and includes the Company's subsidiaries and divisions.
(c) "Board of Directors" or "Board" means the Board of Directors of Farmer Bros. Co.
(d) "Committee" means the Compensation Committee of the Board of Directors established pursuant to section 7 of the Plan.
(e) "Fiscal Year" means the year selected by the Company for income taxation and financial reporting purposes.
(f) "Employee" or "Eligible Employee" means any officer or other key management employee of the Company who is in the employ of the Company at the end of a Fiscal Year or whose employment by the Company is terminated prior to the end of a Fiscal Year by reason of death, disability or retirement.
No member of the Committee shall be an Eligible Employee while serving on the Committee or for a period of one year thereafter.
(g) "Participant" means an Eligible Employee to whom an award is made under this Plan.
(h) "Current Award" means an award payable during the Fiscal Year in which the award is made pursuant to section 5
(a) of the Plan.
(i) "Deferred Award" means an award payable during one or more Fiscal Years after the award is made pursuant to section 5(b) of the Plan.

3.	Amount Subject to Awards.
The amount available for awards under this Plan in any Fiscal
Year shall be (a) the sum of the following percentages of the Company's adjusted net income for the preceding Fiscal Year:

Adjusted Net Income                  Percent
$14 million through $17,999,000	Three percent (3%)
$18 million through $23,999,999	Four percent (4%)
$24 million and up			Six percent (6%)
* *   plus * *

(b) the cumulative amount of funds which were available for awards in prior Fiscal Years which have not been awarded; plus
(c) the amount of any Deferred Awards forfeited during the preceding Fiscal Year.

As used in this section 3, the phrase "adjusted net income" means the consolidated net income of the Company determined in accordance with generally accepted accounting principles before provision for federal, state, local, or foreign taxes measured, in whole or in part, by the Company's income, except that all items of non-recurring or other extraordinary gain or loss shall be excluded, and any amounts charged against income for the Fiscal Year in question for awards made under this Plan during that or any prior Fiscal Year shall be added back to income. Adjusted net income shall be determined by the Company's independent public accountants whose determination in that regard shall be conclusive and binding.

4.	Awards.
Based on its evaluation of an Employee's performance, contribution to the Company, compensation, and other criteria it deems relevant, the Committee shall determine in its sole discretion the Employees to whom awards are to be made, the amount of the award to be made to each Participant, whether such award is to be in whole or in part a Current Award or Deferred Award, and, subject to the provisions of the Plan, the time and manner of payment of the award. At the time of making an award, the Committee shall deliver to the Participant a written notice of award stating the amount of the award and the time and manner of making payment.

5.	Payment of Awards
(a) Current Awards. Current Awards of $10,000 or less shall be paid within (60) days after the award is made. Current awards in excess of $10,000 shall be paid either in lump sum or in such installments, without interest, during the Fiscal Year in which the award is made as the Committee shall determine in its sole discretion. Current Awards become vested at the time the award is made and are not subject to forfeiture.
(b) Deferred Awards. Deferred Awards shall be paid either in lump sum or in installments at such time or times as the Committee shall determine in its sold discretion.
(i)  Altering Time and Method of Payment.
Notwithstanding anything to the contrary in the Plan, upon written notice to the Participant from time to time, the Committee in its sole discretion may alter the time and manner in which a Deferred Award shall be paid. Without limiting the Committee's authority under the preceding sentence, the Committee may cause a Deferred Award previously payable in installments to become payable in lump sum or in installments over a shorter or longer time and may cause a Deferred Award previously payable in a lump sum to be payable in lump sum at an earlier or later date or in installments. However, if the Participant has died or become disabled, the Committee shall not alter the manner or time of payment so as to defer further or reduce the amount of any payment to which the Participant or his heirs or devisees would have been entitled otherwise without the written consent of the Participant or his heirs or devisees, as the case may be.
(ii) Adjustment of Amount of Deferred Award. As of the end of each Fiscal Year, the unpaid portion of a Deferred Award shall be increased by a percentage equal to the Company's average rate of return during said Fiscal Year on invested funds, or if none, the prime lending rate of Bank of America at Los Angeles, California, as of the last day of said Fiscal Year. If the Deferred Award is payable in installments, the amount of the increase shall be allocated proportionately among the installments remaining to be paid.
(iii) Forfeiture of Deferred Awards. The right of a Participant to receive future payments of Deferred Awards shall be forfeited upon the termination of the Participant's employment by the Company for malfeasance or in the event the Participant shall enter into a business or employment which the Committee determines to be detrimentally competitive with the business of the Company.

6.	Designation of Beneficiaries.
Each Participant shall file with the Committee a written designation of the person or persons who shall be entitled to receive any amounts payable under this Plan after the Participant's death. The Participant may designate natural persons, charitable institutions, trusts, or the Participant's estate as beneficiaries. A Participant may name one or more contingent beneficiaries. Unless otherwise designated by a Participant, payments shall be divided equally among co-beneficiaries. A Participant may from time to time revoke or change a beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt.

If no such beneficiary designation is in effect at the time of a Participant's death, or if no designated beneficiary survives the Participant, or if such designation conflicts with law, the payment of the amount, if any, payable under the Plan after his death shall be made to the Participant's estate. If the Committee is in doubt as to the right of any person to receive such amount, the Committee may retain such amount, without liability for any interest thereon, until the rights thereon are determined, or the Committee may pay such amount into any court of appropriate jurisdiction and such payment shall be a complete discharge of the liability of the Plan, the Company and the Committee therefor.

7.	Administration.
The Plan shall be administered by a Committee of the Board of Directors. The Committee shall have full power and authority to construe, interpret and administer the Plan. All decisions, actions or interpretations of the Committee shall be final, conclusive and binding upon all parties unless overruled by the Board of Directors.

The Committee shall consist of two or more members, each of whom shall be appointed by, shall remain in office at the will of, and may be removed, with or with cause by the Board of Directors. Any member of the Committee may resign at any time. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or any of his rights or benefits under the Plan. No member of the Committee shall be entitled to receive an award under this Plan while serving on the Committee or within one year thereafter. The members of the Committee shall not receive any special compensation for serving in their capacities as members of the Committee. No bond or other security need be required of the Committee or any member thereof in any jurisdiction.

The procedures for the proceedings of the Committee shall be established by resolution of the Board of Directors.

No member of the Committee shall be personally liable by reason of any contract or other instrument executed by him or his behalf in his capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other officer, employee or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been delegated, to the fullest extent permissible under the California General Corporation Law.

8.	Amendment or Termination.
The Board of Directors reserves the right at any time to amend, suspend, or terminate the Plan in whole or in part and for any reason without the consent of any Participant or beneficiary; provided that no such action shall adversely affect the rights of Participants or beneficiaries with respect to Awards made prior to such action. Subject to the foregoing provision, any amendment, modification, suspension, or termination of any provisions of the Plan may be retroactively.

9.	General Provisions.
Nothing contained in the Plan shall give any Employee the right to be retained in the employ of the Company or affect the right of the Company to dismiss any Employee. The adoption of the Plan shall not create a right in any Employee to receive an award under the Plan. No award under the Plan shall be considered as compensation under any employee benefit plan of the Company except as otherwise determined by the Committee.

If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or is under any other disability, then any payment due him (unless a prior claim therefore has been made by a duly appointed legal representative), may, if the Committee so directs the Company, be paid to his spouse, a child, a relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Plan, the Company, and the Committee therefor.

Except insofar as may otherwise be required by law, no amount payable at any time under the Plan shall be subject in any manner to alienation by anticipation, sale, transfer, assignment, bankruptcy, pledge, attachment, charge, or encumbrance of any kind nor in any manner be subject to the debts or liabilities of any person and any attempt to so alienate or subject any such amount, whether presently or thereafter payable, shall be void. If any person shall attempt to, or shall, alienate, sell, transfer, assign, pledge, attach, charge, or otherwise encumber any amount payable under the Plan, or any part thereof, or if by reason of his bankruptcy or other event happening at any such time such amount would be made subject to his debts or liabilities or would otherwise not be enjoyed by him, then the Committee, if it so elects, may director that such amount be withheld and that the same or any part thereof be paid or applied to or for the benefit of such person, his spouse, children or other dependents, or any of them, in such manner and proportion as the Committee may deem proper.

The Participant shall have no right, title or interest whatsoever in or to any investments which the Company may make to aid it in meeting its obligations hereunder. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, joint venture or partnership between the Company and the Employee or any other person. To the extent that any person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid in cash from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payments of such amounts.

All Deferred Awards under the Plan constitute unfounded deferred compensation arrangements for a select group of key management personnel and all rights thereunder shall be governed by and construed in accordance with the laws of California.

The Committee shall make such adjustments as it deems equitable in the even the Company changes its fiscal year.

10.	Effective Date of the Plan.
The effective date of the Plan is February 5, 1982. No awards under the Plan shall be made for the year ended June 30, 1981, but nothing contained herein shall be construed as preventing the Board from paying other cash bonuses during the year ending June 30, 1982 or in any subsequent year.